February 4, 2005



Mail Stop 3-8

By Facsimile and U.S. Mail

Douglas H. Yaeger
Chief Executive Officer, President and Chairman of the Board
The Laclede Group, Inc
Laclede Gas Company
720 Olive Street
St. Louis, Missouri 63101

Re:	Form 10-K for the year ended September 30, 2004
	Filed November 19, 2004
	File No.  1-16681
	File No.  1-1822

Dear Mr. Yaeger:

      We have reviewed your filing and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please include them in your future filings including interim periods where applicable. In our interest to reduce the volume of comments, we have not addressed Laclede Gas Company with a separate comment if applicable to their facts and circumstances. Please note that if you agree to a revision, we would also expect a concurrent change be made in the Laclede Gas Company financial statements and related disclosures. Please confirm to us your agreement with this objective.

Item 1 Business, page 4

2. Please disclose for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10% or more of consolidated revenue in any of the last three fiscal years. Please tell us if you consider the distribution of natural gas and the sale of this commodity as separate revenue streams. Please refer to Item 101(c) of
Regulation of S-K. If you believe you have complied with this or do not believe it applies, please justify in detail.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

General

3. You discuss and quantify the business reasons for changes in revenues in your statements of operations. However, we believe your analysis of results of operations could be enhanced by including a chart to reflect the volume and average price of natural gas sold segregated by class of customers, for all periods presented. Please refer to Item 303(a)(3) of Regulation S-K, and SEC Release No. 33-8350.

Results of Operations, page 17

4. You describe the increase in revenues from fiscal year 2004 compared to fiscal year 2003 to include a $42 million increase from off-system sales revenue. Please discuss the primary reason(s) for the increase in your off-system sales and include an analysis of changes in both volume and price. Additionally, please describe any margin sharing arrangements with respect to your off-system revenue.

Liquidity and Capital Resources, page 25

5. Please include planned funding of pension and other postretirement benefit obligations in your table of contractual cash obligations in your future annual filings. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.


Consolidated Balance Sheets, page 31

6. We note that some of your non regulated wholly-owned subsidiaries, including Laclede Investment LLC and Laclede Development Company, invest in or make loans to joint ventures. Please tell us how your wholly owned subsidiaries account for these investments and include a brief summary of the accounting literature you relied upon to determine the appropriate method. Finally, please quantify for us the investments made in or loans made to these joint ventures. If material, please segregate for us these amounts by the method of accounting you applied.

Notes to Consolidated Financial Statements

General

7. You disclose in Note 1 that you engage in related party transactions in the ordinary course of business and certain transactions are not eliminated in consolidation in accordance with
SFAS 71. Please disclose any material related party transaction as required by paragraphs 2 to 4 of SFAS 57 or explain supplementally why they have been omitted.

Note 5.  Earnings Per Share of Common Stock, page 49

8. We note that your non-employee directors and at least one of your
executive officers received restricted shares of common stock whereby
the shares vest over various timeframes. Please tell us whether there are any circumstances under which these shares are subject to return.  To the extent such shares are subject to return, please tell
us your treatment of these shares in determining the number of shares
outstanding used in your calculation of basic and diluted earnings
per share.   Please refer to paragraph 10 of SFAS 128.

Note 14. Information by Operating Segment

9. Your revenues consist of sales of various products including natural gas and other commodities, and the distribution of natural gas to customers. Please disclose your revenues from external customers for each product and service or each group of similar
products and services.   This information should be provided for
each
period presented.  Please refer to paragraph 37 of SFAS 131.


 	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 824-5384.
In his absence, direct your questions to Jim Hoffmeister at (202) 942-1988. Any other questions may be directed to me at (202) 942-1885.

      Sincerely,



						Jim Allegretto
						Sr. Assistant Chief Accountant



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Laclede Group, Inc
Laclede Gas Company
February 4, 2005
Page 1